UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                                 SEC FILE NUMBER
                                                                      0-23779
                          NOTIFICATION OF LATE FILING.
                                                                  CUSIP NUMBER
                                                                   878411 10 7
(Check One):

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For period ended: December 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable


PART I - REGISTRANT INFORMATION

Full name of registrant:                   Technical Environment Solutions, Inc.

Former name if applicable                  Not Applicable

Address of Principal Executive             c/o TES GmbH
Office (Street and Number)                 25 Impler Strasse
City, State and Zip Code:                  Munich, 81731 Germany


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE.

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 1999 within the prescribed period because the information needed to complete the Annual Report on Form 10-KSB was not received in the United States in time for its U.S. accountant to complete its auditing procedures, consolidate subsidiary company information and prepare consolidated financial statements.

PART IV - OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

     Henry F. Schlueter, Esq.
     (303) 292-3883


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that an increased net loss will be incurred by the Registrant for the year ended December 31, 1999, compared to the previous fiscal year. Specifically, the Registrant expects an increased net loss attributable substantially to increased general and administrative expenses. As a result of a merger consummated in 1999, the Registrant's financial statements for the fiscal year ended December 1998 are being restated to include the results of operations of the merger target and the comparison referenced herein is of the 1999 results of operations and the restated 1998 results of operations.


                      TECHNICAL ENVIRONMENT SOLUTIONS, INC.
                      -------------------------------------
                (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2000                     By: /s/ Gerd Behrens
--------------------                     --------------------------
                                         Gerd Behrens, President

James E. Scheifley & Associates, P.C.
 Certified Public Accountants
--------------------------------------------------------------------------------




March 30 2000


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Re: Technical Environment Solutions, Inc.

Dear Sir/Madam:

The Company is unable to timely file its annual report on Form 10-K for the year ended December 31, 1999 because information received from the Company's German accountants was not received in the United States in time for the completion of our auditing procedures, consolidation of subsidiary company information and preparation of consolidated financial statements.

Sincerely,



/s/ James E. Scheifley & Associates, P.C.
-----------------------------------------
James E. Scheifley & Associates, P.C.











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PO Box 2158, 22 Brushwood Court                            Phone  (970) 513-9308
Dillon, Colorado  80435                                    FAX    (419) 821-5638
                                                             E-mail jes@vail.net